UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,

4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

RAMAT GAN, ISRAEL - (June 1, 2022) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical Company, today announced financial results for the three months ended March 31, 2022.

The Company is expanding its IP portfolio surrounding hCDR1 and has decided, at this time, to explore cooperation with a strategic partner in order to execute its clinical trials. In parallel, the Company will look to expand and identify additional assets to add to XTL’s portfolio.

The outbreak of the COVID-19 virus (hereafter, “Coronavirus”) in the world in the first half of 2020 and its spread, causes great uncertainty in the world capital markets and major macroeconomic implications, which are characterized by sharp declines and volatility in many securities’ prices.

As of the date of issuance of the financial reporting, there was no material effect of the Coronavirus on the operations and financial results of the Company. Although, due to the ongoing uncertainty around the scope and duration of the Coronavirus, as of the financial statement publication date, there is uncertainty regarding its impact on the economy and the market state at all, and those impacts on the value of the securities held by the Company.

The Company is monitoring and will continue to monitor the developments around the world in connection with the spread of the Coronavirus, and will examine the implications for its activities.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

The Company is monitoring and will continue to monitor the developments around the world in connection with the military conflict between Russia and Ukraine, and will examine the implications for its activities.

Financial Overview for Three Months Ended March 31, 2022

XTL reported approximately $2.79 million in cash and cash equivalents as of March 31, 2022 and approximately $3.45 million in other current assets (mainly marketable securities). The decrease of $0.18 million since December 31, 2021, in cash and cash equivalents derives mainly from operating activities.

Research and development expenses for the three months ended March 31, 2022 were $6 thousand compared to $12 thousand for the corresponding period in 2021. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets.

General and administrative expenses for the three months ended March 31, 2022 were $243 thousand compared to $220 thousand for the corresponding period in 2021. The increase of $23 thousand derives mainly from global increase in director insurance fees.

Finance income, net for the three months ended March 31, 2022 were $755 thousand compared to $518 thousand for the corresponding period in 2021. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s.

XTL reported an operating loss for the three months ended March 31, 2022 of $249 thousand compared to $232 thousand for the corresponding period in 2021. The Company reported a total basic income for the period ended March 31, 2022 of approximately $506 thousand or $0.001 per share, compared to $286 thousand or $0.001 per share in the corresponding period in 2021. The change is primarily from the revaluation of marketable securities and warrants as described above.

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands)

Consolidated Statements of Financial Position - Selected Data

	As of March 31, 2022	As of December 31, 2021
Cash, cash equivalents	$2,792	$2,969
Other current assets	3,448	3,268
Non-current assets	381	381
Total assets	$6,621	$6,618

Current liabilities	$260	$231
Non-current liabilities	517	1,054
Shareholders’ equity	5,844	5,333
Total liabilities and shareholders’ equity	$6,621	$6,618

XTL Biopharmaceuticals, Ltd. and Subsidiary

(USD in thousands, except per share amounts)

Consolidated Statements of Comprehensive Income - Selected Data

	For the three months ended		For the year ended
	March 31,		December 31,
	2022	2021	2021

Research and Development expenses	$(6)	$(12)	$(30)
General and administrative expenses	(243)	(220)	(1,001)
Operating Loss	$(249)	$(232)	$(1,031)

Revaluation of marketable securities	$224	$1,037	$747
Revaluation of warrants to purchase ADS’s	537	(512)	719
Other finance income (loss), net	(6)	(7)	-
Finance income, net	$755	$518	$1,466

Total income for the period (basic)	$506	$286	$435
Total income (loss) for the period (diluted)	$72	$286	$(225)

Basic net earnings per share (in U.S. dollars):	$0.001	$0.001	$0.001
Diluted net earnings (loss) per share (in U.S. dollars):	$0.000	$0.001	$(0.000)

Weighted average number of issued ordinary shares	544,906,149	527,187,599	531,995,467
Diluted weighted average number of ordinary shares	553,031,099	527,187,599	615,548,446

Significant events during the period

On February 16, 2022 5,000,000 warrants from the February 17, 2017 round expired.

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see the peer reviewed article in Lupus Science and Medicine journal titled “Safety and efficacy of hCDR1 (Edratide) in patients with active systemic lupus erythematosus: results of phase II study”.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd. is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for many patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2022	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Shlomo Shalev
Shlomo Shalev Chief Executive Officer